Profit and Loss

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	
Shopify Sales	251.04
Total for Channel Sales	**$251.04**
Channel Shipping Income	
Shopify Shipping Income	43.00
Total for Channel Shipping Income	**$43.00**
PayPal Sales	0.00
Sales	26,885.52
Services	-36.00
Total for Income	**$27,143.56**
Cost of Goods Sold	
Channel Adjustments	
Shopify Other Adjustments	-6.81
Total for Channel Adjustments	**-$6.81**
Channel Selling Fees	
Shopify Selling Fees	10.58
Total for Channel Selling Fees	**$10.58**
Cost of goods sold	
Supplies & materials	12,261.15
Total for Cost of goods sold	**$12,261.15**
Shipping	185.38
Total for Cost of Goods Sold	**$12,450.30**
Gross Profit	**$14,693.26**
Expenses	
Advertising & marketing	$2,136.03
Social media	141.00
Website ads	24.00
Total for Advertising & marketing	**$2,301.03**
Building & property rent	1,500.00
Business licences	890.00
Contract labor	2,242.00
General business expenses	
Bank fees & service charges	697.00
Memberships & subscriptions	659.58
Total for General business expenses	**$1,356.58**
Insurance	299.00
Interest paid	1,432.00
Legal & accounting services	387.50

Profit and Loss

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Meals	$453.72
Meals with clients	9.82
Travel meals	119.41
Total for Meals	**$582.95**
Office expenses	
Office supplies	540.47
Shipping & postage	520.00
Software & apps	1,265.73
Total for Office expenses	**$2,326.20**
PayPal Fees	3.02
QuickBooks Payments Fees	56.18
Repairs & maintenance	559.05
Supplies	$1,543.07
Supplies & materials	56.20
Total for Supplies	**$1,599.27**
Total for Expenses	**$15,534.78**
Net Operating Income	**-$841.52**
Other Expenses	
Cell Phone (50%)	531.36
Home office	500.00
Mileage	4,020.00
Vehicle expenses	$0.00
Parking & tolls	70.93
Vehicle gas & fuel	-763.00
Total for Vehicle expenses	**-$692.07**
Total for Other Expenses	**$4,359.29**
Net Other Income	**-$4,359.29**
Net Income	**-$5,200.81**

Balance Sheet

Sun Bear Specialty Coffee Roasters
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank Deposit	0.00
BUS COMPLETE CHK (5420) - 1	514.14
Cash	0.00
Chase Account	0.00
Chase Bank	0.00
PayPal Bank	0.00
Roastery Expense	869.50
Total for Bank Accounts	**$1,383.64**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Channel Clearing Account	
Shopify sun-bear-specialty-coffee-roasters.myshopify.com Clearing Account	67.32
Total for Channel Clearing Account	**$67.32**
Inventory	0.00
Payments to deposit	0.00
Uncategorized Asset	0.00
Total for Other Current Assets	**$67.32**
Total for Current Assets	**$1,450.96**
Fixed Assets	
Accumulated Depreciation	-7,560.00
Coffee Roaster	5,000.00
Espresso Maker	2,000.00
Grinder	1,000.00
Roaster	1,000.00
Tools, machinery, and equipment	0.00
Turin DF54 Single Dose Flat Burr Grinder	229.00
Total for Fixed Assets	**$1,669.00**
Total for Assets	**$3,119.96**

Balance Sheet

Sun Bear Specialty Coffee Roasters

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Channel Sales Tax Payable	
Shopify Sales Tax	2.48
Total for Channel Sales Tax Payable	**$2.48**
Florida Department of Revenue Payable	0.00
NetCredit LoC x2162	2,912.14
Total for Other Current Liabilities	**$2,914.62**
Total for Current Liabilities	**$2,914.62**
Total for Liabilities	**$2,914.62**
Equity	
Owner draws	19,028.71
Owner investments	7,300.53
Personal expenses	0.00
Retained Earnings	-20,923.09
Net Income	-5,200.81
Total for Equity	**$205.34**
Total for Liabilities and Equity	**$3,119.96**

Statement of Cash Flows

Sun Bear Specialty Coffee Roasters

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,200.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	72.00
Channel Clearing Account:Shopify sun-bear-specialty-coffee-roasters.myshopify.com Clearing Account	-67.32
Channel Sales Tax Payable:Shopify Sales Tax	2.48
Florida Department of Revenue Payable	0.00
Inventory	-36.00
NetCredit LoC x2162	2,912.14
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,883.30**
Net cash provided by operating activities	**-$2,317.51**
INVESTING ACTIVITIES	
Turin DF54 Single Dose Flat Burr Grinder	-229.00
Net cash provided by investing activities	**-$229.00**
FINANCING ACTIVITIES	
Owner draws	1,839.16
Personal expenses	2,227.20
Net cash provided by financing activities	**$4,066.36**
NET CASH INCREASE FOR PERIOD	**$1,519.85**
Cash at beginning of period	**-$136.21**
CASH AT END OF PERIOD	**$1,383.64**